UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)1

YuMe, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

98872B104

(CUSIP Number)

ERIC SINGER

VIEX Capital Advisors, LLC

825 Third Avenue, 33rd Floor

New York, New York 10022

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 4, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP - Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,591,733
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,591,733
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,591,733
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

PN

___________

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

2

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP - Series Two*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		561,269
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

561,269
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

561,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

PN

___________

* This Series Two is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

3

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,339,594
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,339,594
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,339,594
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,153,002
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,153,002
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,153,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,339,594
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,339,594
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,339,594
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,492,596
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,492,596
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,492,596
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.9%
14	TYPE OF REPORTING PERSON

IA

7

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		15,473
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,492,596
PERSON WITH	9	SOLE DISPOSITIVE POWER

15,473
	10	SHARED DISPOSITIVE POWER

5,492,596
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,508,069
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.9%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 98872B104

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (the “Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,591,733 Shares beneficially owned by Series One is approximately $7,219,780, excluding brokerage commissions.

The Shares purchased by Series Two were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 561,269 Shares beneficially owned by Series Two is approximately $1,490,047, excluding brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,339,594 Shares beneficially owned by VSO II is approximately $6,693,038, excluding brokerage commissions.

The Shares directly owned by Mr. Singer were delivered to him by the Issuer following the vesting of Restricted Stock Units granted to Mr. Singer by the Issuer for his service as a director.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 4, 2017, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with RhythmOne, PLC, a public limited company incorporated under the laws of England and Wales (“RhythmOne”), Redwood Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of RhythmOne (“Purchaser”), and Redwood Merger Sub II, Inc., a Delaware corporation and a wholly owned subsidiary of RhythmOne (“Merger Sub II”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, Purchaser has agreed to commence an exchange offer (the “Offer”) to purchase all of the outstanding shares of common stock of the Issuer (the “YuMe Stock”), with each share of YuMe Stock accepted by Purchaser in the Offer to be exchanged for the right to receive (i) $1.70 in cash (the “Cash Consideration”) and (ii) 7.325 ordinary shares £0.01 each in the capital of RhythmOne (“RhythmOne Stock”), plus cash in lieu of any fractional shares of RhythmOne Stock (the “Stock Consideration”), in each case, without interest ((i) and (ii) together, the “Transaction Consideration”). If the conditions to the Offer are satisfied and the Offer closes, Purchaser would acquire any remaining YuMe Stock by a merger of Purchaser with and into the Issuer (the “First Merger”), with the Issuer surviving the First Merger. Immediately following the First Merger, the Issuer, as the surviving company of the First Merger, will be merged with and into Merger Sub II (the “Second Merger” and together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of RhythmOne.

9

CUSIP NO. 98872B104

At the effective time of the First Merger (the “Effective Time”), each share of YuMe Stock issued and outstanding immediately prior to the Effective Time (other than any YuMe Stock owned or held in treasury by the Issuer or shares owned by any person who is entitled to and properly demands statutory appraisal of his or her shares) will be converted into the right to receive the Transaction Consideration, without interest, subject to any required withholding taxes.

A more complete description of the Merger Agreement and the conditions to closing are set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on September 5, 2017 (the “Issuer 8-K”). Such description of the Merger Agreement is incorporated herein by reference and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Issuer 8-K and is also incorporated herein by reference.

In connection with the Merger Agreement, the Reporting Persons, together with certain other directors, officers and stockholders of the Issuer, in their capacity as stockholders of the Issuer, entered into a Tender and Support Agreement with RhythmOne, Purchaser and Merger Sub II (the “Support Agreement”). The Support Agreement provides, among other things, that the Reporting Persons will not sell or dispose of their YuMe Stock except to participate in the Offer and to tender their shares within 10 business days of the commencement of the Offer, and that, for a period of six months after the Effective Time, they will not sell, transfer or otherwise dispose of any RhythmOne Stock, options or RSUs.

The foregoing description of the Support Agreement is qualified in its entirety by the full text of the Support Agreement, the form of which is attached as Exhibit 99.1 to the Issuer 8-K and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 34,538,221 Shares outstanding, which is the total number of Shares outstanding as of July 31, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 8, 2017.

A.	Series One
(a)	As of the close of business on September 6, 2017, Series One beneficially owned 2,591,733 Shares.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,591,733
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,591,733
(c)	Series One has not entered into any transactions in the Shares during the past sixty days.
10

CUSIP NO. 98872B104

B.	Series Two
(a)	As of the close of business on September 6, 2017, Series Two beneficially owned 561,269 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 561,269
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 561,269
(c)	Series Two has not entered into any transactions in the Shares during the past sixty days.
C.	VSO II
(a)	As of the close of business on September 6, 2017, VSO II beneficially owned 2,339,594 Shares.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,339,594
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,339,594
(c)	VSO II has not entered into any transaction in the Shares during the past sixty days.
D.	VIEX GP
(a)	VIEX GP, as the general partner of Series One and Series Two, may be deemed the beneficial owner of the (i) 2,591,733 Shares owned by Series One and (ii) 561,269 Shares owned by Series Two.

Percentage: Approximately 9.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,153,002
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,153,002
(c)	VIEX GP has not entered into any transactions in the Shares during the past sixty days.
E.	VSO GP II
(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 2,339,594 Shares owned by VSO II.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,339,594
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,339,594
11

CUSIP NO. 98872B104

(c)	VSO GP II has not entered into any transactions in the Shares during the past sixty days.
F.	VIEX Capital
(a)	VIEX Capital, as the investment manager of Series One, Series Two and VSO II, may be deemed the beneficial owner of the (i) 2,591,733 Shares owned by Series One, (ii) 561,269 Shares owned by Series Two and (iii) 2,339,594 Shares owned by VSO II.

Percentage: Approximately 15.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,492,596
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,492,596
(c)	VIEX Capital has not entered into any transactions in the Shares during the past sixty days.
G.	Eric Singer
(a)	As of the close of business on September 6, 2017, Mr. Singer directly owned 15,473 Shares. Mr. Singer, as the managing member of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the (i) 2,591,733 Shares owned by Series One, (ii) 561,269 Shares owned by Series Two and (iii) 2,339,594 Shares owned by VSO II.

Percentage: Approximately 15.9%

(b)	1. Sole power to vote or direct vote: 15,473
2. Shared power to vote or direct vote: 5,492,596
3. Sole power to dispose or direct the disposition: 15,473
4. Shared power to dispose or direct the disposition: 5,492,596
(c)	Mr. Singer has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 4, 2017, the Issuer entered into the Merger Agreement with RhythmOne, Purchaser and Merger Sub II described in Item 4 above and referenced as Exhibit 99.1 hereto.

On September 4, 2017, the Reporting Persons, together with certain other directors, officers and stockholders of the Issuer, in their capacity as stockholders of the Issuer, entered into the Support Agreement with RhythmOne, Purchaser and Merger Sub II described in Item 4 above and referenced as Exhibit 99.2 hereto.

12

CUSIP NO. 98872B104

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Agreement and Plan of Merger and Reorganization (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on September 5, 2017).
99.2	Tender and Support Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on September 5, 2017).

13

CUSIP NO. 98872B104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2017

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Opportunities Fund, LP – Series Two

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

14

CUSIP NO. 98872B104

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

15